Mail Stop 4561

August 10, 2005

Mr. William Stewart
Host Ventures Inc.
c/o Empire Stock Transfer Inc.
7251 West Lake Mead Blvd., Suite 300
Las Vegas, Nevada 89128

      RE: Host Ventures Inc.
              Registration Statement on Form SB-2
              File No. 333-126504

Dear Mr. Stewart:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM SB-2

Table of Contents

1.   The table of contents should reference the page numbers of the various sections of the prospectus. In this regard, please revise to delete the references to the page numbers of each subheading in the risk factors section. See Item 502(a) of Regulation S-B. Please also ensure that each page of your amended prospectus includes page numbers.

Summary

2. Please provide the definition of "exploration stage corporation" set forth in Guide 7(a)(4)(i) to the Securities Act Industry Guides. Provide similar disclosure under the subheading "In General" in the Business section and in Plan of Operation.

3. Please revise to state that you have no revenues, have achieved losses since inception, have no operations and currently rely upon the sale of your securities to fund operations. Provide similar disclosure under the subheading "In General" in the Business section.

4. In the first paragraph where you discuss your interest in the Scadding West mineral exploration claim, please disclose the annual expenditures required to maintain this claim.

5. In this summary section, please also revise to disclose the approximate costs to conduct the proposed mineral exploration activities, your estimated total expenditures over the next 12 months, and your current cash on hand. In addition, please disclose that, aside from your sole director who also serves as your sole executive officer, you currently have no employees. Finally, please disclose that, aside from your cash holdings and the interest in the Scadding West mineral exploration claim, you have no other assets, such as plant, property or equipment or other tangible or intangible assets.

Risk Factors

6. Revise to discuss your lack of capital and the fact that you do not have the capital to fund significant exploration operations or to fund more than two phases of exploration and expenditures beyond the next 12 months. The risk that you may need to sell additional shares to fund such operations and that those shares may be sold on terms that dilute the interests of investors in this offering should be described.

7. You state that if your exploration program is unsuccessful, you will not be able to continue operations. This should be clearly articulated in this section and throughout the document. If your business plan is to explore solely for mineralized materials on this property, this should be prominently and clearly conveyed to investors. In that regard, we note your statement in the "Plan of Operations" section that it is "doubtful" that you will enter into commercial production on the Scadding West claim. A more thorough discussion of exactly what will happen to the Company should no mineralized material be found on the property should be explained in the document, along with proper risk factor disclosure. You should also clearly state how you would respond to any other business opportunities offered to the Company.

8.   We note that you have only one director who discharges all of the functions of all officers of this company. Please provide the name of this director and provide more prominent and specific disclosure of the risks that are posed by an organizational structure in which one person has all managerial responsibilities. Address the possible effects of having only one individual to create and maintain effective disclosure and accounting controls and procedures, as well as the risk to both the Company and investors that such individual may not possess the requisite knowledge or skill to create and implement adequate controls or procedures.

9.   Please revise the subheading and narrative of risk factor two to highlight for investors the absence of any historical revenues or any current prospects for future revenues.

10.   You indicate in the seventh risk factor that your sole director has no significant technical training and/or experience in metals exploration or mining. Please expand this risk factor discussion to more clearly disclose your management's lack of technical training and experience with exploring for, starting, and operating a mine. And with no direct training or experience in these areas, your management may not be fully aware of many of the specific requirements related to working within this industry. Their decisions and choices may not take into account standard engineering or managerial approaches mineral exploration companies commonly use. Consequently, your operations, earnings, and ultimate financial success could suffer irreparable harm due to management's lack of experience in this industry.

Selling Securityholders

11.   Revise your descriptions of the February and March private placements to disclose the aggregate proceeds from each of those transactions (i.e., $31,250 and $15,000, respectively).

Plan of Distribution

12.   Supplementally confirm your awareness of the anti-manipulation rules concerning securities offerings. Also provide a brief discussion of the requirements of Regulation M.

Directors, Executive Officers, Promoters and Control Persons

13.   If Mr. Stewart intends to devote only 15% of his time to the company, please disclose what he will be doing during the other portion of his business time. To what extent are those other activities potentially in conflict with the business activities that the company will conduct?

Business

14.   It is unclear what rights are conferred to the holder of a mining claim under
       Canadian law. Please clarify if there is a surface owner. We assume the Margaret
       Loney is the surface owner to this property, please confirm. Describe the rights
       conferred to each owner and provide a description of any possible conflicts that
       might arise between the two owners, especially with regards to your conducting
       mineral exploration and extraction activities on the property.

15.   Please define "economic mineral deposit."

Description, Location and Access

16.   Please elaborate on the accessibility of your property. If improvements are
       required at any of the exploration, technical, development and/or removal stages,
       please disclose.

Mineralization

17.   Especially since you later state that no known exploration has been conducted on
       the Scadding West claim, please provide a basis for your statement that the
       igneous complex of rocks found in the area of the Scadding West claim is "best
       known" for their content of gold, nickel, copper, platinum and palladium. If you
       can not provide support for this statement, please delete it.

Geology Report

18.   We note your reference to an evaluation of the Scadding West claim performed
       by Dr. Scott Jobin-Bevans. You should furnish us a copy of this report pursuant
       to subsection (c)(2) of Industry Guide 7. Upon what basis did Dr. Jobin-Bevans
       determine that the Scadding West claim had "potential" to contain economic
       quantities of gold, nickel, copper, platinum and palladium?

19.   Furthermore, it appears that Dr. Jobin-Bevans is an expert upon whom you rely
       for the evaluation of the Scadding West claim. You should obtain and file a
       consent from Dr. Jobin-Bevans to reference him in the registration statement.

Reports to Security Holders

20.   We note your statement that "the statements we have made in this prospectus are
       qualified in their entirety by reference to these additional materials." A
       qualification of this type appears to be inconsistent with the requirement that all
       material information be provided in the prospectus. Please revise.

Plan of Operations

21.   You state that your "auditors believe that there is substantial doubt that [you] will
        be able to continue as a going concern." Tell us when and in what manner your
        auditors expressed this opinion, given that the auditor's report contained in the
        registration statement contains no going concern opinion. If your auditors did
        express such an opinion, please update your risk factor disclosure accordingly.

Financial Statements

22.   The instruction to paragraph (a) of Industry Guide 7 states that mining companies
        in the exploration stage should not refer to themselves as development stage
        companies in the financial statements, even though such companies should
        comply with FASB Statement No. 7, if applicable. Please revise your financial
        statements accordingly. Refer to Industry Guide 7.

23.   Please note the updating requirements of Item 310(g) of Regulation S-B.

PART II

Recent Sales of Unregistered Securities

24.   You state that there are 3,125,000 shares of common stock were issued as part pf
        the February 28, 2005 private placement. However, it appears that this offering
        was for a total of 2,825,000 shares. Please revise or advise. You also state that
        this offering was completed on February 28, 2005. In the Selling Securityholders
        section, you state that this offering was completed on February 18, 2005. Please
        reconcile this inconsistent disclosure.

25.   Please note that any agreements between the company and the selling
        securityholders should be filed as exhibits to the registration statement pursuant to
        Item 601(b)(10) of Regulation S-B. In this regard, please file any written stock
        purchase agreements, or oral agreements reduced to writing, between you and the
        selling securityholders relating to the February 18 and March 31, 2005 private
        placements with your next amendment.

Exhibit 5.1

26.   Revise the legality opinion by Bradford Lam to state, if true, that the shares of
        common stock have a par value of $0.001 per shares.

Exhibit 23

27.   A currently dated consent of the independent public accountant should be
        provided in all amendments to the registration statement.

* * * * *

As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendments to
expedite our review.   Please furnish a cover letter with your amendments that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the
  filing effective, it does not foreclose the Commission from taking any action with
  respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in
  declaring the filing effective, does not relieve the company from its full responsibility
  for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as
  defense in any proceeding initiated by the Commission or any person under the
  federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection
with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the
registration statement as a confirmation of the fact that those requesting acceleration are

aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Babette Cooper at (202) 551-3396 or Terence O'Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Toton at (202) 551-3857 or Anne Nguyen, Special Counsel, at (202) 551-3611 with any other questions. Alternatively, you may contact me at (202) 551-3730.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via Facsimile (720) 344-0625
        William Stewart, CEO
        Host Ventures Inc.
        Telephone: (970) 567-7717